                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

                      Data Transmission Network Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    238017017
                                 (CUSIP Number)

                               Jonathan D. Drucker
                     VS&A Communications Partners III, L.P.
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 935-4990
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Bertram A. Abrams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                                  March 3, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 15 pages)

CUSIP NO. 238017017                                                 Page 2 of 15

1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         VS&A Communication Partners III, L.P.                   EIN: 13-4032659
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
              Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [  ]

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
               Delaware
--------------------------------------------------------------------------------
                                            7)       Sole Voting Power

         Number of                                   0
         Shares                             ------------------------------------
         Beneficially                       8)       Shared Voting Power
         Owned by Each
         Reporting Person                            6,026,338*
         With                               ------------------------------------
                                            9)      Sole Dispositive Power

                                                     0
                                            ------------------------------------
                                            10)      Shared Dispostive Power

                                                     6,026,338*
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
               6,026,338*
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                                                 [  ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
              50.1%**
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
              PN
--------------------------------------------------------------------------------
         * Represents 6,026,338 shares of common stock, par value $.001 per share, of Data Transmission Network Corporation that are subject to Voting Agreements attached as Exhibits 3 through 13. The reporting person may be deemed to beneficially own such shares. The filing of this Statement on Schedule 13D shall not be deemed as an admission that the reporting person is the beneficial owner of such shares.
         ** Based upon 12,019,986 shares outstanding at March 1, 2000, as represented by Data Transmission Network Corporation in the Agreement and Plan of Merger attached as Exhibit 2.

CUSIP NO. 238017017                                                 Page 3 of 15

1)       Names of Reporting Persons I.R.S.
         Identification Nos. of Above Persons (entities only)

         VS&A Equities III, L.L.C
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
              Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [  ]

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
               Delaware
--------------------------------------------------------------------------------
                                            7)       Sole Voting Power

         Number of                                   0
         Shares                             ------------------------------------
         Beneficially                       8)       Shared Voting Power
         Owned by Each
         Reporting Person                            6,026,338*
         With                               ------------------------------------
                                            9)       Sole Dispositive Power

                                                     0
                                            ------------------------------------
                                            10)      Shared Dispostive Power

                                                     6,026,338*
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
               6,026,338*
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                                                 [  ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
              50.1%**
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
              OO
--------------------------------------------------------------------------------
         * Represents 6,026,338 shares of common stock, par value $.001 per share, of Data Transmission Network Corporation that are subject to Voting Agreements attached as Exhibits 3 through 13. The reporting person may be deemed to beneficially own such shares. The filing of this Statement on Schedule 13D shall not be deemed as an admission that the reporting person is the beneficial owner of such shares.
         ** Based upon 12,019,986 shares outstanding at March 1, 2000, as represented by Data Transmission Network Corporation in the Agreement and Plan of Merger attached as Exhibit 2.

CUSIP NO. 238017017                                                 Page 4 of 15

1)       Names of Reporting Persons I.R.S.
         Identification Nos. of Above Persons (entities only)

         John J. Veronis
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                      (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
              Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [  ]

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
              United States
--------------------------------------------------------------------------------
                                            7)       Sole Voting Power

         Number of                                   0
         Shares                             ------------------------------------
         Beneficially                       8)       Shared Voting Power
         Owned by Each
         Reporting Person                            6,026,338*
         With                               ------------------------------------
                                            9)       Sole Dispositive Power

                                                     0
                                            ------------------------------------
                                            10)      Shared Dispostive Power

                                                     6,026,338*
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
               6,026,338*
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                                                 [  ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
              50.1%**
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------
         * Represents 6,026,338 shares of common stock, par value $.001 per share, of Data Transmission Network Corporation that are subject to Voting Agreements attached as Exhibits 3 through 13. The reporting person may be deemed to beneficially own such shares. The filing of this Statement on Schedule 13D shall not be deemed as an admission that the reporting person is the beneficial owner of such shares.
         ** Based upon 12,019,986 shares outstanding at March 1, 2000, as represented by Data Transmission Network Corporation in the Agreement and Plan of Merger attached as Exhibit 2.

CUSIP NO. 238017017                                                 Page 5 of 15

1)       Names of Reporting Persons I.R.S.
         Identification Nos. of Above Persons (entities only)

         John S. Suhler
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                      (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
              Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [  ]

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
              United States
--------------------------------------------------------------------------------
                                            7)       Sole Voting Power

         Number of                                   0
         Shares                             ------------------------------------
         Beneficially                       8)       Shared Voting Power
         Owned by Each
         Reporting Person                            6,026,338*
         With                               ------------------------------------
                                            9)       Sole Dispositive Power

                                                     0
                                            ------------------------------------
                                            10)      Shared Dispostive Power

                                                     6,026,338*
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
               6,026,338*
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                                                 [  ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
              50.1%**
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------
         * Represents 6,026,338 shares of common stock, par value $.001 per share, of Data Transmission Network Corporation that are subject to Voting Agreements attached as Exhibits 3 through 13. The reporting person may be deemed to beneficially own such shares. The filing of this Statement on Schedule 13D shall not be deemed as an admission that the reporting person is the beneficial owner of such shares.
         ** Based upon 12,019,986 shares outstanding at March 1, 2000, as represented by Data Transmission Network Corporation in the Agreement and Plan of Merger attached as Exhibit 2.

CUSIP NO. 238017017                                                 Page 6 of 15

1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Jeffrey T. Stevenson
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                      (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
              Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [  ]

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
               United States
--------------------------------------------------------------------------------
                                            7)       Sole Voting Power

         Number of                                   0
         Shares                             ------------------------------------
         Beneficially                       8)       Shared Voting Power
         Owned by Each
         Reporting Person                            6,026,338*
         With                               ------------------------------------
                                            9)       Sole Dispositive Power

                                                     0
                                            ------------------------------------
                                            10)      Shared Dispostive Power

                                                     6,026,338*
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
               6,026,338*
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                                                 [  ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
              50.1%**
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------
         * Represents 6,026,338 shares of common stock, par value $.001 per share, of Data Transmission Network Corporation that are subject to Voting Agreements attached as Exhibits 3 through 13. The reporting person may be deemed to beneficially own such shares. The filing of this Statement on Schedule 13D shall not be deemed as an admission that the reporting person is the beneficial owner of such shares.
         ** Based upon 12,019,986 shares outstanding at March 1, 2000, as represented by Data Transmission Network Corporation in the Agreement and Plan of Merger attached as Exhibit 2.

CUSIP NO. 238017017                                                 Page 7 of 15

1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         S. Gerard Benford
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                      (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
              Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [  ]

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
               United States
--------------------------------------------------------------------------------
                                            7)       Sole Voting Power

         Number of                                   0
         Shares                             ------------------------------------
         Beneficially                       8)       Shared Voting Power
         Owned by Each
         Reporting Person                            6,026,338*
         With                               ------------------------------------
                                            9)       Sole Dispositive Power

                                                     0
                                            ------------------------------------
                                            10)      Shared Dispostive Power

                                                     6,026,338*
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
               6,026,338*
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                                                 [  ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
              50.1%**
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------
         * Represents 6,026,338 shares of common stock, par value $.001 per share, of Data Transmission Network Corporation that are subject to Voting Agreements attached as Exhibits 3 through 13. The reporting person may be deemed to beneficially own such shares. The filing of this Statement on Schedule 13D shall not be deemed as an admission that the reporting person is the beneficial owner of such shares.
         ** Based upon 12,019,986 shares outstanding at March 1, 2000, as represented by Data Transmission Network Corporation in the Agreement and Plan of Merger attached as Exhibit 2.

CUSIP NO. 238017017                                                 Page 8 of 15

1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Martin I. Visconti
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                      (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)
              Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [  ]

--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization
               United States
--------------------------------------------------------------------------------
                                            7)       Sole Voting Power

         Number of                                   0
         Shares                             ------------------------------------
         Beneficially                       8)       Shared Voting Power
         Owned by Each
         Reporting Person                            6,026,338*
         With                               ------------------------------------
                                            9)       Sole Dispositive Power

                                                     0
                                            ------------------------------------
                                            10)      Shared Dispostive Power

                                                     6,026,338*
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned By Each Reporting Person
               6,026,338*
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See instructions)                                                 [  ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
              50.1%**
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
              IN
--------------------------------------------------------------------------------
         * Represents 6,026,338 shares of common stock, par value $.001 per share, of Data Transmission Network Corporation that are subject to Voting Agreements attached as Exhibits 3 through 13. The reporting person may be deemed to beneficially own such shares. The filing of this Statement on Schedule 13D shall not be deemed as an admission that the reporting person is the beneficial owner of such shares.
         ** Based upon 12,019,986 shares outstanding at March 1, 2000, as represented by Data Transmission Network Corporation in the Agreement and Plan of Merger attached as Exhibit 2.

Item 1.  Security and Issuer

         The class of equity securities to which this Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.001 per share (the "Common Stock") of Data Transmission Network Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9110 West Dodge Road, Suite 200, Omaha, Nebraska 68114.

Item 2.  Identity and Background

         This Schedule 13D is filed by (a) VS&A Communications Partners III, L.P. ("VS&A"), a Delaware limited partnership, which is an equity investment fund principally engaged in the business of acquiring, holding and disposing of securities and assets of companies engaged in various media, communications and information related businesses, (b) the General Partner (defined below) and (c) each of the managing members of the General Partner (collectively referred to herein as the "Reporting Persons"). The general partner of VS&A is VS&A Equities III, L.L.C., a Delaware limited liability company (the "General Partner"). The General Partner is principally engaged in the business of serving as the general partner of VS&A and acquiring, holding and disposing of securities and other assets. The managing members of the General Partner are John J. Veronis, John S. Suhler, Jeffrey T. Stevenson, S. Gerard Benford and Martin I. Visconti (collectively, the "Managing Members"). The principal occupation of Mr. Veronis is Chairman and Co-Chief Executive Officer of Veronis, Suhler & Associates Inc., an affiliate of the General Partner and of the Reporting Persons ("VS&A-Inc."). The principal occupation of Mr. Suhler is President and Co-Chief Executive Officer of VS&A-Inc. The principal occupation of Mr. Stevenson is President and Senior Managing Member of the General Partner. The principal occupation of Mr. Benford is Managing Member and Vice President of the General Partner. The principal occupation of Mr. Visconti is Senior Vice President of VS&A-Inc. Each of the Managing Members is a citizen of the United States.

         The business address of each of the Reporting Persons is 350 Park Avenue, New York, New York, 10022.

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         As a result of the Voting Agreements (as defined in Item 3), each of the Reporting Persons may be deemed a member of a "group" with the Stockholders for purposes of Section 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be deemed an admission by any of the Reporting Persons that it or he is a member of such a group, and the Reporting Persons disclaim membership in such a group.

                                 (Page 9 of 15)

Item 3.  Source and Amount of Funds or Other Consideration

         VS&A, VS&A-DTN, LLC, a Delaware limited liability company, DTN Acquisition Corporation, a Delaware corporation (the "Purchaser") and the Company entered into an Agreement and Plan of Merger dated March 3, 2000 (the "Merger Agreement"), pursuant to which, subject to the terms and conditions therein, the Purchaser agreed to (i) commence an offer (the "Offer") to purchase all the outstanding shares of Common Stock at a price of $29.00 per share and
(ii) as soon as practical after the consummation of the Offer, consummate the merger of the Purchaser into the Company (the "Merger").

         As an inducement to VS&A to enter into the Merger Agreement with the Company each of Weitz Partners, Inc. -- Partners Value Fund, Weitz Partners III Limited Partnership, Weitz Series Fund, Inc. --Hickory Fund, Weitz Series Fund, Inc. -- Value Fund, Anthony S. Jacobs, Peter H. Kamin, Roger Brodersen, Acorn Investment Trust, Wanger Asset Management, L.P., Wanger Advisors Trust, and the DTN 401(k) Plan (First National Bank of Omaha) (each a "Stockholder" and, collectively, the "Stockholders") entered into a Voting Agreement with VS&A (collectively, the "Voting Agreements").

         VS&A did not purchase any shares of Common Stock pursuant to the Voting Agreements and thus no funds were used for such purpose.


Item 4.  Purpose of Transaction

         The Stockholders entered into the Voting Agreements in order to induce VS&A to enter into the Merger Agreement. Pursuant to the Voting Agreements, each of the Stockholders has agreed, among other things and subject to certain exceptions, (i) to tender the Stockholder's shares (the "Subject Shares") to VS&A in response to the Offer or to vote the Subject Shares in favor of the Merger and the Merger Agreement (or if not all of the Subject Shares are purchased in the Offer, the Stockholder will vote the remaining Subject Shares in favor of the Merger and the Merger Agreement); (ii) not to tender any of the Subject Shares in response to a tender offer by any third party (other than VS&A and its affiliates); (iii) not to transfer or permit the transfer of any of the Subject Shares to a third party transferee unless as a condition of such transfer the third party transferee executes an agreement substantially in the form of the Voting Agreements; and (iv) not to grant any proxy or power of attorney or similar authorization with respect to any of the Subject Shares or to take any other action that is inconsistent with or that would limit or interfere with the Stockholder"s obligations under the Voting Agreement.

         Pursuant to the Merger Agreement and subject to the terms and conditions therein, the Purchaser agreed to (i) commence an Offer to purchase all the outstanding shares of Common Stock (the "Shares") at a price of $29.00 per share and (ii) as soon as practical after the consummation of

                                 (Page 10 of 15)
the Offer, consummate the Merger. Upon consummation of the Offer, the parties to the Merger Agreement will take all necessary action to effect the Merger. If the Offer is not consummated, the Company will call a meeting of its stockholders to vote upon the adoption of the Merger Agreement and approval of the Merger. Upon the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the surviving corporation of the Merger (the "Surviving Corporation").

         Upon the filing of the certificate of merger or a certificate of ownership and merger with the Secretary of State of the State of Delaware or upon such later date as set forth in Section 251 or Section 253 of the Delaware General Corporation Law ("DGCL") (such date and time being the "Effective Time"), (i) each Share issued and outstanding immediately prior to the Effective Time (except for shares covered under (ii) below) will be converted into the right to receive $29.00 in cash (the "Merger Consideration"); (ii) each Share in the Company's treasury and Shares owned by VS&A, the Purchaser or any subsidiary of VS&A or the Company will be cancelled and extinguished without any conversion thereof or payment made with respect thereto; and (iii) each share of common stock, $0.01 par value per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

         At the Effective Time, each option to purchase shares of Common Stock will be cancelled, and the former holder will have the right to receive from the Company during the 10-day period following the consummation of the Merger an amount in cash equal to (i) the excess, if any, of the Merger Consideration applicable to the number of shares of Common Stock subject to such option, which will be deemed to be fully vested as of the Effective Time, over (ii) the aggregate exercise price of such option, less any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended, or any provision of state or local law.

         At the Effective Time, each warrant to purchase shares of Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive an amount of cash equal to (i) the excess, if any, of the Merger Consideration applicable to the number of shares of Common Stock subject to such warrants over (ii) the aggregate exercise price of such warrants.

         Shares of Common Stock outstanding immediately prior to the Effective Time that are held by stockholders who have not voted in favor of the Merger and who have demanded an appraisal in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares") will not be converted into or represent the right to receive the Merger Consideration. Such stockholders will be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who have failed to perfect or who have withdrawn or lost their rights to appraisal of such Dissenting Shares under Section 262 will be deemed to have been converted into the right to receive, and to have become exchangeable for, the Merger Consideration, without any interest thereon.

                                 (Page 11 of 15)

         At the Effective Time, the Board of Directors and the officers of the Purchaser will be the board of directors and initial officers, respectively, of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated to read as the certificate of incorporation of the Purchaser as in effect immediately prior to the Effective Time, and the bylaws of the Purchaser as in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation.

         The purchase of the Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. The Shares are currently quoted and traded through The Nasdaq National Market ("Nasdaq"), which constitutes the principal trading market for the Shares. Depending upon the aggregate market value and the number of Shares outstanding following the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq.

         The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Securities and Exchange Commission if such Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. If the Shares were no longer registered under the Exchange Act, the Shares would no longer qualify for listing on Nasdaq. VS&A and the Purchaser intend to cause the Company to make an application for termination of registration of the Shares as soon as possible after consummation of the Offer if the Shares are then eligible for such termination.

         Upon completion of the Offer and the Merger, VS&A intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, VS&A will determine what actions, if any, would be desirable in light of the circumstances that then exist.

         Other than as described above, the Reporting Persons have no present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company

                                 (Page 12 of 15)
becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Pursuant to the Voting Agreement, the Stockholders, who own an aggregate of 6,026,338 Shares (which represents 50.1% of the issued and outstanding Shares as of March 1, 2000 based upon 12,019,986 Shares outstanding at March 1, 2000, as represented by the Company in the Merger Agreement), (i) have agreed to tender their Shares in response to the Offer or (ii) vote such shares in favor of the Merger and the Merger Agreement.

         By virtue of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owners of the Shares owned by the Stockholders. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of such Shares. Other than as provided in the first sentence of this paragraph, none of the Reporting Persons owns or has any right to acquire, directly or indirectly, any Shares.

         Except pursuant to the Voting Agreement, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Agreement and Plan of Merger (described in Item 4 above).

         Voting Agreements (described in Items 4 and 5 above).

         Except for the above, the Reporting Persons are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

Exhibit 1.        Joint Filing Agreement

Exhibit 2. Agreement and Plan of Merger, dated March 3, 2000, among VS&A Communications Partners III, L.P., VS&A-DTN, LLC, Data Transmission Network Corporation, and DTN Acquisition Corporation

                                 (Page 13 of 15)

Exhibit 3. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and Weitz Partners, Inc.-Partners Value Fund

Exhibit 4. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and Weitz III Limited Partnership

Exhibit 5. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and Weitz Series Fund, Inc.-Hickory Fund

Exhibit 6. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and Weitz Series Fund, Inc.-Value Fund

Exhibit 7. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and Anthony S. Jacobs

Exhibit 8. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and Peter H. Kamin

Exhibit 9. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and Roger Brodersen

Exhibit 10. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and Acorn Investment Trust

Exhibit 11. Voting Agreement dated March 3, 2000 between VS&A Communications Partners III, L.P. and Wanger Asset Management, L.P.

Exhibit 12. Voting Agreement dated March 3, 2000 between VS&A Communications Partners III, L.P. and Wanger Advisors Trust

Exhibit 13. Voting Agreement dated February 17, 2000 between VS&A Communications Partners III, L.P. and DTN 401(k) Plan (First National Bank of Omaha)

                                 (Page 14 of 15)

                        SIGNATURES AND POWER OF ATTORNEY

         Each of the undersigned constitutes and appoints Jeffrey T. Stevenson and S. Gerard Benford, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith (including, without limitation, any joint filing agreements), with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned each certify that the information set forth in this statement is true, complete and correct.

                  Signature                                                                      Date
                  ---------                                                                      ----
VS&A COMMUNICATIONS PARTNERS, III L.P.
   By:  VS&A Equities III, L.L.C, its general partner

        By: /s/ Jeffrey T. Stevenson                                                         March 13, 2000
            -------------------------------------------------------
                 Jeffrey T. Stevenson, President and
                 Senior Managing Member

VS&A EQUITIES III, L.L.C.

         By:  /s/ Jeffrey T. Stevenson                                                       March 13, 2000
            --------------------------------------------------------
                  Jeffrey T. Stevenson, President and
                  Senior Managing Member

/s/ John J. Veronis                                                                          March 13, 2000
---------------------------
John J. Veronis

/s/ John S. Suhler                                                                           March 13, 2000
----------------------------
John S. Suhler

/s/ S. Gerard Benford                                                                        March 13, 2000
-------------------------
S. Gerard Benford

/s/ Jeffrey T. Stevenson                                                                     March 13, 2000
--------------------------
Jeffrey T. Stevenson

/s/ Martin I. Visconti                                                                       March 13, 2000
-----------------------------
Martin I. Visconti